Exhibit 2

ACQUISITION AGREEMENT

This Acquisition Agreement (“Agreement”) made on this 15th day of October, 2020, by Futuris Technology Services, Inc. (Buyer”), with its principal place of business at 4506 Daly Drive, Suite-100, Chantilly, VA 20151, TalentBeacon HR Solutions Private Limited, (“Company”), a Private Limited corporation organized under the laws of India with its principal place of business Plot No:62,Sri Towers,1st Floor, KPHB 7th Phase, JNTU - Hitech City Road, Kukatpally, Hyderabad, Telangana 500085, India (“Seller”).

Also noted in this agreement is TalentBeacon HR Solutions Private Limited’s partner company, TalentBeacon LLC, President Mark Anderson (“Partner”)

Background

The Company and Sellers, Inc. desire to enter into a transaction whereby the Company acquires all issued and outstanding shares of Sellers, equal to 100% of the equity of Seller (the “Equity”), in exchange for an aggregate Transaction value as described in Section 1.02 below.

Terms of Agreement

In consideration of the mutual promises, covenants and representations contained herein, the parties herewith agree as follows:

ARTICLE I

ACQUISITION TERMS

1.01 Acquisition. The Company will acquire 100% ownership the Company and all preexisting assets and with all preexisting liabilities disclosed on attached Exhibit A, and except such liabilities as disclosed on the attached Exhibit A. In the event the Company should be notified of a preexisting liability, which has not been disclosed to the Company, then Seller shall remain liable for such preexisting liability.

1.02 Compensation. In exchange, Sellers shall receive

(i)	Eight Hundred Thousand Dollars ($800,000) in Stocks in FTRS (stock symbol) at closing, at price at or near $0.20 per share

a.	Share Buyback Agreement – After 24 months, the Buyer agrees to buy back Seller’s shares that are below the original issued price per share for cash, at the issued price of the shares, within 30 day of notice from Sellers. This is a one- time transaction that cannot be phased in over time.

(ii)	Earn Out - Sellers receive 25% of net profits in Year 1 for operations run by Sellers, in India or other locations managed by Sellers, less ½ of that amount to be received by Partner. Payments will be made semiannually, in cash or shares as opted by the Sellers.

(iii)	Earn Out - Sellers receive 20% of net profits in Year 2 for operations run by run by Sellers, in India or other locations managed by Seller, less ½ of that amount to be received by Partner. Payments will be made semiannually, in cash or shares as opted by the Sellers.

(iv)	Earn Out - Sellers receive 15% of net profits in Year 3 for operations run by Seller, in India or other locations managed by Seller, less ½ of that amount to be received by Partner. Payments will be made semiannually, in cash or shares as opted by the Sellers.

1.03 Closing. The Closing of this transaction will take place on or before Oct 16th, 2020 under the terms described in Article IV of this Agreement, unless mutually extended by the parties.

1.04 Post-Closing Operations. After the Closing, Sellers will be subsidiaries of the Company subject to the terms and conditions outlined in this Agreement. Sellers shall be responsible to report to the Company all financial matters and newsworthy events as they materialize, as Sellers recognizes Company is a publicly traded company and has certain material obligations of disclosure pursuant to state and federal laws, statutes and regulations.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The BUYER represents and warrants to Sellers the following:

2.01 Organization. The BUYER is a corporation duly organized, validly existing, and in good standing under the laws of the state of VA and has all necessary corporate powers to own properties and carry on its business. All actions taken by the incorporators, Directors and/or shareholders of Company have been valid and in accordance with all applicable laws.

2.02 Capital. The authorized capital stock of BUYER consists of approximately 280,000,000 shares issued and outstanding. All outstanding shares are fully paid and non-assessable, free of liens, encumbrances, options, restrictions and legal or equitable rights of others not a party to this Agreement. At the Closing, there may be outstanding subscriptions, options, rights, warrants, convertible securities, or other agreements or commitments obligating the BUYER to issue or transfer from treasury any additional shares of its capital stock. None of the outstanding shares of the BUYER are subject to any stock restriction agreements.

2.03 Ability to Carry Out Obligations. BUYER has the right, power, and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement by the BUYER and the performance by the BUYER of its obligations hereunder will not cause, constitute, or conflict with or result in (a) any breach or violation or any of the provisions of or constitute a default under any license, indenture, mortgage, charter, instrument, articles of incorporation, bylaw, or other agreement or instrument to which the BUYER is a party or by which they may be bound, nor will any consents or authorizations of any party other than those hereto be required or (c) an event that would result in the creation or imposition of any lien, charge, or encumbrance on any asset of Company or upon the Shares.

2.04 Full Disclosure. None of the representations and warranties made in this Agreement by the BUYER , or on its behalf, contains or will contain any untrue statement of a material fact or omit any material fact the omission of which would be misleading.

2.05 Compliance with Laws. The BUYER has complied with all, and is not in violation of any, federal, state, or local statute, law, or regulation. The BUYER has complied with all federal and state securities laws in connection with the offer, sale and distribution of its securities.

2.06 Litigation. The BUYER is not a party to any suit, action, arbitration, or legal, administrative, or other proceeding or pending governmental investigation. To the best of Buyer’s knowledge, there is no basis for any such action or proceeding, and no such action or proceeding is threatened against the BUYER. The BUYER is not subject to, or in default with respect to any order, writ, injunction, or decree of any federal, state, local, or foreign court, department, agency, or instrumentality.

2.07 Exempt Transaction. Buyer understands that the offering and sale of the Equity is intended to be exempt from registration under the Act and exempt from registration or qualification under any state law.

2.08 Authority. Buyer represents that he has full power and authority to enter into this Agreement. This Agreement has been duly and validly executed and delivered by Buyer, and upon the execution and delivery by Sellers of this Agreement and the performance by Sellers of its obligations herein, will constitute, a legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, except as such enforcement may be limited by bankruptcy or insolvency laws or other laws affecting enforcement of creditors’ rights or by general principles of equity.

2.09 Investment Purpose. The Equity to be purchased by Buyer hereunder will be acquired for investment for Buyer’s own account, not as a nominee or agent, and not with a view to the public resale or distribution thereof, and Buyer has no present intention of selling, granting any participation in, or otherwise distributing the same.

2.10 Due Diligence. Buyer has conducted his own due diligence with respect to Sellers and its liabilities and believes he has enough information upon which to base an investment decision in the Equity.

2.11 Investment Experience. The Buyer understands that the purchase of the Equity involves substantial risk. The Buyer (a) has experience as a Buyer in securities of companies in the development stage and acknowledges that he can bear the economic risk of Buyer’s investment in the Equity and (b) has such knowledge and experience in financial, tax, and business matters so as to enable Buyer to evaluate the merits and risks of an investment in the Equity, to protect Buyer’s own interests in connection with the investment, and to make an informed investment decision with respect thereto.

2.12 No Oral Representations. No oral or written representations have been made other than as stated, or in addition to those stated, in this Agreement, and Buyer is not relying on any oral statements made by Sellers, or any of Sellers’s representatives or affiliates, in purchasing the Equity.

2.13 Restricted Securities. Buyer understands that the Equity is characterized as “restricted securities” under the Act in as much as they were acquired from the Sellers in a transaction not involving a public offering and that under the Act, and applicable regulations hereunder.

2.14 Truth of Representations. All these representations shall be true as of the Closing and shall survive the Closing for a period of one year.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLERS

Sellers represent and warrant to the BUYER the following:

3.01 Organization. Seller is a corporation duly organized, validly existing, and in good standing under the laws of India and have all necessary corporate powers to own properties and carry on its business. All actions taken by the incorporators, directors and/or shareholders of Sellers have been valid and in accordance with all applicable laws.

3.02 Ownership. The ownership percentage of the Seller’s company equals 100%. The company is free of liens, encumbrances, options, restrictions and legal or equitable rights of others not a party to this Agreement. At the Closing, there will be no outstanding subscriptions, options, rights, warrants, convertible securities, or other agreements or commitments obligating Sellers to issue or transfer from treasury any additional shares of its capital stock. None of the outstanding shares of Sellers are subject to any stock restriction agreements.

3.03 Financial Information. Financial information has been reviewed by Buyer and fairly present the financial position of Sellers as of the date of this agreement, and the results of its operations for the periods indicated.

3.04 Tax Returns. Within the times and in the manner prescribed by law, Sellers have filed all federal, state, and local tax returns required by law. Sellers have paid, or will pay by the Closing, all taxes, assessments, and penalties due and payable. There are no present disputes as to taxes of any nature payable by Sellers as of the Closing, and there shall be no taxes of any kind due or owing.

3.05 Ability to Carry Out Obligations. Sellers have the right, power, and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement by Sellers and the performance by Sellers of its obligations hereunder will not cause, constitute, or conflict with or result in (a) any breach or violation or any of the provisions of or constitute a default under any license, indenture, mortgage, charter, instrument, articles of incorporation, bylaw, or other agreement or instrument to which Sellers are a party or by which they may be bound, nor will any consents or authorizations of any party other than those hereto be required or (c) an event that would result in the creation or imposition of any lien, charge, or encumbrance on any asset of Sellers or upon the Shares.

3.06 Full Disclosure. None of the representations and warranties made in this Agreement by Sellers, or on behalf of Sellers, contains or will contain any untrue statement of a material fact or omit any material fact the omission of which would be misleading.

3.07 Compliance with Laws. Sellers have complied with all, and are not in violation of any, federal, state, or local statute, law, or regulation. Sellers have complied with all federal and state securities laws in connection with the offer, sale and distribution of its securities. Sellers will not be in violation of any term of the Sellers’s Articles or Bylaws, nor will the Sellers be in violation of or in default in any material respect under the terms of any mortgage, indenture, contract, agreement, instrument, judgment, or decree, the violation of which would have a material adverse effect on the Sellers as a whole, and to the knowledge of the Sellers, is not in violation of which would have a material adverse effect of the Sellers. The execution, delivery and performance of and compliance with this Agreement and the issuance and sale of the Shares will not (a) result in any such violation, or (b) be in conflict with or constitute a default under any such term, or (c) result in the creation of any mortgage, pledge, lien, encumbrance or change upon any of the properties or assets of the Sellers pursuant to any such term

3.08 Title to Equity. Sellers are the sole record and beneficial owner of the Equity of the Sellers and have sole dispositive authority with respect to the Equity of the Sellers. Sellers have not granted any person a proxy with respect to the Equity of the Sellers that has not expired or been validly withdrawn. The sale and delivery of the Equity to Buyer pursuant to this Agreement will vest in Buyer legal and valid title to the Equity of the Sellers, free and clear of all liens, security interests, adverse claims or other encumbrances of any character whatsoever (“Encumbrances”) (other than Encumbrances created by Buyer and restrictions on resale of the Equity under applicable securities laws).

3.09 Organization and Standing. Sellers are and will be a limited company duly organized, validly existing, and in good standing under the laws of New Jersey and will have all requisite corporate power and authority to carry on its business as proposed to be conducted.

3.10 Litigation. Sellers are not a party to any suit, action, arbitration, or legal, administrative, or other proceeding or pending governmental investigation. To the best of Sellers’s knowledge, there is no basis for any such action or proceeding, and no such action or proceeding is threatened against Sellers. Sellers are not subject to or in default with respect to any order, writ, injunction, or decree of any federal, state, local, or foreign court, department, agency, or instrumentality.

3.11 Conduct of Business. Prior to the Closing, Sellers shall not (i) amend its Certificates of Incorporation or Bylaws, (ii) declare dividends or redeem or sell stock or other securities, except as part of completing this transaction, (iii) incur any material liabilities, (iv) acquire any assets, enter into any contract, or guarantee obligations of any third party, or (v) enter into any other transaction without notification in writing to the BUYER.

3.12 Truth of Representations. All of these representations shall be true as of the Closing and shall survive the Closing for a period of one year.

ARTICLE IV

THE CLOSING

4.01 Closing. The Closing of this transaction will occur when all of the documents and consideration described below have been delivered to each party. Unless the Closing of this transaction takes place by October 31st, 2020, or such other date mutually agreed to, either party may terminate this Agreement.

4.02 Conditions to Closing. The obligations of the Buyer to purchase the Shares at the Closing are subject to the fulfillment to its satisfaction, on or prior to the Closing, of the following conditions, any of which may be waived in accordance with the provisions of subsection 6.12 hereof.

a.  Representations and Warranties Correct; Performance of Obligations. The representations and warranties made by Sellers in Section 3 hereof shall be true and correct when made and at the Closing. Sellers’s business and assets shall not have been adversely affected in any material way prior to the Closing. Sellers shall have performed in all material respects all obligations and conditions herein required to be performed or observed by it on or prior to the Closing.

b.  Consents and Waivers. The Sellers shall have obtained in a timely fashion and all consents, permits and waivers necessary or appropriate for consummation of the transactions contemplated by this Agreement.

ARTICLE V

REMEDIES

5.01 Arbitration. Any controversy or claim arising out of, or relating to, this Agreement, or the making, performance, or interpretation thereof, shall be settled by arbitration by an Indian arbitration organization of Buyer’s choosing.

5.02 Payment Default Clause. Failure or delay to complete any payment or exchange within thirty (30) days of the closing of this definitive Agreement, as described in Article 1.02 of this Agreement, shall result in the termination of this Agreement. Upon such termination, all shares exchanged will be returned to the original parties, where each party will bear its own cost in reversion.

5.04 Other Remedies. The forgoing indemnification provision is in addition to, and not derogation of, any statutory, equitable or common law remedy any party may have for breach of representation, warranty, covenant or agreement.

ARTICLE VI

MISCELLANEOUS

6.01 Reversion of Company Name. In the event that Company is no longer using name, TalentBeacon HR Solutions Private Limited actively, the name and associated domain names would revert to Seller. Domain names would be released to Seller upon request to Buyer. Use of TalentBeacon related correspondence and marketing would still be subject to Employee Non-Compete agreements.

6.02 Captions and Headings. The article and paragraph headings throughout this Agreement are for convenience and reference only, and shall in no way be deemed to define, limit, or add to the meaning of any provision of this Agreement.

6.03 No Oral Change. This Agreement and any provision hereof may not be waived, changed, modified, or discharged orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, or discharge is sought.

6.04 Non-Waiver. Except as otherwise expressly provided herein, no waiver of any covenant, condition, or provision of this Agreement shall be deemed to have been made unless expressly in writing and signed by the party against whom such waiver is charged; and (i) the failure of any party to insist in any one or more cases upon the performance of any of the provisions, covenants, or conditions of this Agreement or to exercise any option herein contained shall not be construed as a waiver or relinquishment for the future of any such provisions, covenants, or conditions, (ii) the acceptance of performance of anything required by this Agreement to be performed with knowledge of the breach or failure of a covenant, condition, or provision hereof shall not be deemed a waiver of such breach or failure, and (iii) no waiver by any party of one breach by another party shall be construed as a waiver with respect to any other or subsequent breach.

6.05 Entire Agreement. This Agreement, including any and all attachments hereto, if any, contains the entire Agreement and understanding between the parties hereto and supersedes all prior agreements and understandings, whether written or oral.

6.06 Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile signatures will be acceptable to all parties as originals.

6.07 Notices. All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service if served personally on the party to whom notice is to be given, or on the third day after mailing if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, or on the second day if faxed, and properly addressed or faxed as follows:

If to Sellers:

TalentBeacon HR Solutions Private Limited

Attn: Vikranth Benedict

Plot No:62,Sri Towers,1st Floor

KPHB 7th Phase, JNTU - Hitech City Road,

Kukatpally, Hyderabad

Telangana 500085, India

If to Company:

Futuris Technology Services, Inc.

Attn: Kalyan Pathuri

4506 Daly Drive, Suite-100

Chantilly, VA 20151

6.08 Binding Effect. This Agreement shall inure to and be binding upon the heirs, executors, personal representatives, successors and assigns of each of the parties to this Agreement.

6.09 Effect of Closing. All representations, warranties, covenants, and agreements of the parties contained in this Agreement, or in any instrument, certificate, opinion, or other writing provided for in it, shall be true and correct as of the closing and shall survive the Closing of this Agreement for a period of one year.

6.10 Mutual Cooperation. The parties hereto shall cooperate with each other to achieve the purpose of this Agreement, and shall execute such other and further documents and take such other and further actions as may be necessary or convenient to affect the transaction described herein.

6.11 Counterpart Signatures. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature page were an original thereof.

6.12 Severability. In case any one or more of the provisions of this Agreement shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision, which shall be a reasonable substitute therefore, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

6.13 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of Sellers and the Buyer. No delay or omission to exercise any right, power, or remedy accruing to Buyer, upon any breach, default or noncompliance of Sellers under this Agreement shall impair any such right, power, or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of any similar breach, default or noncompliance thereafter occurring. All remedies, either under this Agreement, by law, or otherwise afforded to Buyer, shall be cumulative and not alternative.

6.14 Further Assurances. From and after the date of this Agreement, upon the request of the Buyer or Sellers, Buyer and Sellers shall execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

6.15 Finder’s Fees and Other Fees.

a.  The Sellers (i) represents and warrants that it has retained no finder or broker in connection with the transactions contemplated by this Agreement, and (ii) hereby agrees to indemnify and to hold Buyer harmless from and against any liability for commission or compensation in the nature of a finder’s fee to any broker or other person or firm (and the costs and expenses of defending against such liability or asserted liability) for which the Sellers, or any of its employees or representatives, is responsible.

b.  The Buyer (i) represents and warrants that the Buyer has retained no finder or broker in connection with the transactions contemplated by the Agreement, and (ii) hereby agrees to indemnify and to hold the Sellers harmless from and against any liability for any commission or compensation in the nature of a finder’s fee to any broker or other person or firm (and the costs and expenses of defending against such liability or assessed liability) for which such Buyer is responsible.

c.  The Sellers (i) represents and warrants that the Seller has retained no finder or broker in connection with the transactions contemplated by the Agreement, and (ii) hereby agrees to indemnify and to hold the Sellers harmless from and against any liability for any commission or compensation in the nature of a finder’s fee to any broker or other person or firm (and the costs and expenses of defending against such liability or assessed liability) for which such Sellers is responsible.

6.16 Attorneys. All parties acknowledge and agree that: (a) the parties are executing this Agreement voluntarily and without any duress or undue influence; (b) the parties have carefully read this Agreement and have asked any questions needed to understand the terms, consequences, and binding effect of this Agreement and fully understand them; and (c) the parties have sought the advice of an attorney of their respective choice if so desired prior to signing this Agreement.

6.17 Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Virginia, without regard to the conflicts of laws principles thereof, and shall be binding, upon the parties hereto and their respective successors and assigns.

In witness whereof, this Agreement has been duly executed by the parties hereto as of the date first above written.

Signatures:

Buyer:
Futuris Technology Services, Inc.

By:	/s/ Kalyan Pathuri
Name:	Kalyan Pathuri
Title:	President

Seller:
TalentBeacon HR Solutions Private Limited

By:	/s/ Vikranth Benedict
Name:	Vikranth Benedict
Title:	Managing Director

EXHIBIT A TO ACQUISITION AGREEMENT

Assets:

1.	All remaining Cash and Accounts Receivables at time of closing belong to the Buyer and will be considered Working Capital.

Debt:

Sno	Item	Date	Amount	End Date	Monthly Payment	Notes
1	HDFC Corporate Loan	19-May-19	$27,267.25		$0.00	First Loan
2	HDFC Corporate Loan	11-Dec-19	$11,028.79	6-Dec-22	$1,247.85	Top up loan on the above
3	HDFC Corporate Loan	7-Aug-20	$6,697.05	7-Jul-24	$42.97	Govt. MSME Related Loan
	Original Amount		$44,993.10		$1,290.81

1.	Upon execution of the Acquisition Agreement by both parties, debt Amount listed above will proceed to be transferred to Company. Any required modifications to debt agreements with banking entity, will proceed to be modified as required, to reflect transfer, and relieve Sellers from any individual’s responsibility for Debt amounts noted above.

2.	EMI debt payments listed above will be covered under general expenses on a going forward basis, upon execution of Acquisition Agreement by both parties.